SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                SCHEDULE 13E-3/A

                                 (Rule 13e-100)

           Transaction Statement under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder


                                (Amendment No. 4)


                        Rule 13e-3 Transaction Statement

           under Section 13(e) of the Securities Exchange Act of 1934

                      -------------------------------------
                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                             HIGH SPEED ACCESS CORP.
                          CHARTER COMMUNICATIONS, INC.
                   CHARTER COMMUNICATIONS HOLDING COMPANY, LLC
                      CHARTER COMMUNICATIONS VENTURES, LLC
                                 CC SYSTEMS, LLC
                          VULCAN VENTURES INCORPORATED
                                  PAUL G. ALLEN



                      (Name of Person(s) Filing Statement)

                      -------------------------------------
                                  Common Stock
                         (Title of Class of Securities)

                      -------------------------------------
                                   42979U-102
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

John G. Hundley              William D. Savoy                     Curtis S. Shaw, Esq.
High Speed Access Corp.      Vulcan Ventures Incorporated         Charter Communications Holding Company, LLC
10901 West Toller Drive      Paul G. Allen                        CC Systems, LLC
Littleton, Colorado 80127    505 Union Station                    Charter Communications Ventures, LLC
(720) 922-5200               505 Fifth Avenue South, Suite 900    Charter Communications, Inc.
                             Seattle, WA 98104                    12405 Powerscourt Drive, Suite 100
                             (206) 342-2000                       St. Louis, Missouri 63131
                                                                  (314) 965-0555


  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of Communications To:

Howard Chatzinoff, Esq.         Alvin G. Segel, Esq.          Leigh P. Ryan, Esq.
Weil, Gotshal & Manges LLP      Irell & Manella LLP           Paul, Hastings, Janofsky & Walker LLP
767 Fifth Avenue                1800 Avenue of the Stars      399 Park Avenue, 31st Floor
New York, NY 10153-0019         Suite 900                     New York, New York 10022
(212) 310-8000                  Los Angeles, CA 90067         (212) 318-6000
                                (310) 277-1010

                      -------------------------------------

        This statement is filed in connection with (check the appropriate box):

               a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

               b. |_| The filing of a registration statement under the Securities Act of 1933.

               c.     |_| A tender offer.

               d.     |_| None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

        Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE

Transaction Valuation  $96,889,473.68*        Amount of Filing Fee    $19,377.89

*For purposes of calculating the filing fee only. The filing fee has been calculated in accordance with Rule 0-11 under the Exchange Act and is equal to 1/50 of one percent of the aggregate value of the consideration to be received by the issuer, which consists of a cash payment of $81,100,000 and the transfer of 75,000 shares of the issuer's Series D Convertible Preferred Stock, valued at an aggregate of $15,789,473.68 (or approximately $210.53 per share). The valuation of the shares of Series D Convertible Preferred Stock is based on the per share price to be paid by CC Systems, LLC to acquire 38,000 such shares from Vulcan Ventures Incorporated in a transaction to occur immediately prior to the transaction described herein.

        |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:   $19,377.89

               Form or Registration No.: Schedule 14A

               Filing Party: High Speed Access Corp.

               Date Filed: November 2, 2001

                                  INTRODUCTION

        This Amendment No. 4 amends and supplements the Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission on November 5, 2001, as amended and supplemented by Amendment No. 1 filed on December 24, 2001, Amendment No. 2 filed on January 28, 2002 and Amendment No. 3 filed February 1, 2002 (the "Schedule 13E-3") by High Speed Access Corp., a Delaware corporation, the subject company ("HSA"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), a subsidiary of Charter Communications, Inc., a Delaware corporation ("CCI"), CC Systems, LLC, a Delaware limited liability company ("Charter"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Vulcan Ventures Incorporated, a Washington corporation ("Vulcan") and Paul G. Allen, an individual.

        This Amendment No. 4 is the final amendment to this Schedule 13E-3 required by Rule 13e-3(d)(3) and is filed to report the result of the transactions contemplated by the Asset Purchase Agreement and related agreements previously described in this Schedule 13E-3.

Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements
-----------------------------------------------------------------------------

        On February 28, 2002, Charter Holdco, Charter, Vulcan and HSA consummated the transactions contemplated by the Asset Purchase Agreement and related agreements by taking the following actions:

1. Charter' source of acquisition funds. Two indirect wholly owned subsidiaries of Charter Communications Holding Company, LLC ("Charter Holdings"), Charter Communications Operating, LLC and Falcon Cable Communications, LLC, obtained funds in the amount of $77,487,584 from a combination of their working capital and drawdowns on the credit facilities described below under Item 3 and transferred those funds to Charter Holdings as a repayment of certain intercompany receivables held by Charter Holdings. Charter Holdings, the indirect 100% parent of Charter, then transferred that $77,487,584 to Charter as a contribution to capital.

2. Pre-closing transfers of Charter Warrants. Charter Holdco transferred all warrants it held to purchase HSA common stock (the "Charter Warrants") to Charter Holdings as a contribution to capital, which Charter Holdings in turn transferred to Charter as a contribution to capital.

3. Pre-closing transfers of Charter Ventures' shares of Series D Preferred Stock. Charter Ventures transferred the 37,000 shares of Series D Preferred Stock of HSA it held to Charter Holdings as a distribution and Charter Holdings in turn transferred those shares to Charter as a contribution to capital.

4. Indemnification Letter Agreement. In connection with the closing of the transactions contemplated by the Asset Purchase Agreement, Charter Holdco and Charter executed a letter agreement with HSA, dated as of February 28, 2002, pursuant to which Charter Holdco and Charter agreed: (i) to reduce the amount that they held back from the purchase price to satisfy the settlement of future indemnity claims to $2 million; (ii) to unconditionally release HSA after 24 months for any liability for indemnification claims against it relating to taxes; and (iii) to release to HSA, on the twelve month anniversary of the closing, any amounts remaining in the indemnification holdback that are not subject to pending claims. A copy of this letter agreement is filed herewith as Exhibit (d)(7).

5.  Closing.  At closing:

    o HSA conveyed title to the assets purchased under the Asset Purchase Agreement to Charter.

    o   Charter wired funds in the amount of $77,487,584 to HSA.

    o Charter delivered to HSA 37,000 shares of Series D Preferred Stock and the Charter Warrants.

    o HSA purchased 20,222,139 shares of its common stock and 38,000 shares of its Series D Preferred Stock from Vulcan for $4,448,870 in the aggregate for the common stock ($.22 per share of common stock), and $8,000,000 in the aggregate for the preferred stock.

        At the conclusion of the above-described transactions, none of Charter, Charter Holdco, Charter Holdings, CCI, Charter Ventures, Vulcan or Paul G. Allen beneficially owned any securities of HSA and HSA is no longer affiliated with any of the aforementioned parties.

        Additional purchase price adjustments may be made as provided in the Asset Purchase Agreement.

        The information provided above under the heading "Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements" shall be deemed incorporated by reference in each Item of this
Schedule 13E-3, as applicable, in response to the disclosure requirements of Regulation M-A under the Exchange Act.

        This Amendment No. 4 to this Schedule 13E-3 also amends the following Item as follows:

Item 16. Exhibits.

        Item 1016.

        Item 16 of the Schedule 13E-3 is hereby amended by adding the following thereto:

           (d)(6) Letter Agreement, dated February 27, 2002, between CC Systems, LLC and Vulcan Ventures Incorporated (Incorporated by reference to Amendment No. 9 to the Schedule 13D filed by Charter Communications, Inc., Charter Communications Ventures, LLC, Charter Communications Holdings, LLC, Charter Communications Holding Company, LLC, Vulcan Ventures Incorporated and Paul G. Allen on March 13, 2002).

           (d)(7) Letter Agreement, dated February 28, 2002, between Charter Communications Holding Company, LLC, CC Systems, LLC and High Speed Access Corp. (Incorporated by reference to Amendment No. 9 to the Schedule 13D filed by Charter Communications, Inc., Charter Communications Ventures, LLC, Charter Communications Holdings, LLC, Charter Communications Holding Company, LLC, Vulcan Ventures Incorporated and Paul G. Allen on March 13, 2002).

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March  13, 2002               HIGH SPEED ACCESS CORP.

                                    By:   /s/ Daniel J. O'Brien
                                         --------------------------------------
                                         Name:  Daniel J. O'Brien
                                         Title: President, Chief Executive
                                                Officer and Director


                                    CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

                                    By:   /s/ Curtis S. Shaw
                                         --------------------------------------
                                         Name:  Curtis S. Shaw
                                         Title: Senior Vice President, General
                                                Counsel and Secretary


                                    CC SYSTEMS, LLC

                                    By:   /s/ Curtis S. Shaw
                                         --------------------------------------
                                         Name:  Curtis S. Shaw
                                         Title: Senior Vice President, General
                                                Counsel and Secretary


                                    CHARTER COMMUNICATIONS VENTURES, LLC

                                    By:   /s/ Curtis S. Shaw
                                         --------------------------------------
                                         Name:  Curtis S. Shaw
                                         Title: Senior Vice President, General
                                                Counsel and Secretary


                                    CHARTER COMMUNICATIONS, INC.

                                    By:   /s/ Curtis S. Shaw
                                         --------------------------------------
                                         Name:  Curtis S. Shaw
                                         Title: Senior Vice President, General
                                                Counsel and Secretary


                                    VULCAN VENTURES INCORPORATED

                                    By:   /s/ William D. Savoy
                                         --------------------------------------
                                         Name:  William D. Savoy
                                         Title: President


                                    PAUL G. ALLEN

                                    By:   /s/ William D. Savoy
                                         --------------------------------------
                                    William D. Savoy as Attorney in Fact for
                                    Paul G. Allen pursuant to a Power of
                                    Attorney dated December 12, 2001 (filed as
                                    an exhibit to Amendment No. 1 to the
                                    Schedule 13E-3 filed on December 24, 2001).

                                  EXHIBIT INDEX


        The Exhibit Index for the Schedule 13E-3 is hereby amended by adding the following thereto:

           (d)(6) Letter Agreement, dated February 27, 2002, between CC Systems, LLC and Vulcan Ventures Incorporated (Incorporated by reference to Amendment No. 9 to the Schedule 13D filed by Charter Communications, Inc., Charter Communications Ventures, LLC, Charter Communications Holdings, LLC, Charter Communications Holding Company, LLC, Vulcan Ventures Incorporated and Paul G. Allen on March 13, 2002).

           (d)(7) Letter Agreement, dated February 28, 2002, between Charter Communications Holding Company, LLC, CC Systems, LLC and High Speed Access Corp. (Incorporated by reference to Amendment No. 9 to the Schedule 13D filed by Charter Communications, Inc., Charter Communications Ventures, LLC, Charter Communications Holdings, LLC, Charter Communications Holding Company, LLC, Vulcan Ventures Incorporated and Paul G. Allen on March 13, 2002).